Designated Filer:	MGS Partners, LLC
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	November 13, 2020

Explanation of Responses:
1.
On November 13, 2020 the Nathan J Lindenbaum 2015 Trust transferred all of its shares of common stock of Bridge Bancorp, Inc. through a voluntary transfer for no consideration. Such shares are now held directly by MGS Partners, LLC.